Exhibit 3.05(a)

State of Delaware Secretary of State Division of Corporations Delivered 02:32 PM 05/18/2011 FILED 12:58 PM 05/18/2011 SRV 110568880 - 4984259 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Alta Wind 1-5 Holding Company, LLC

Second: The address of its registered office in the State of Delaware is 615 S. DuPont Highway in the City of Dover, Zip code 19901. The name of its Registered agent at such address is National Corporate Research, Ltd.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is.”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 18th day of May, 2011.

By:	/s/ John DIMarco
Authorized Person (s)

Name:	John DIMarco